Exhibit 99.1

ROMA Green Finance Advances Its Cornerstone AI/HPC Infrastructure Platform with a US$15 Million Powered-Land Investment in NXTGrid Compute Power

Second cornerstone position in ROMA’s AI/HPC strategy — pairing with its BlueFlare investment to assemble owned, energized infrastructure. NXTGrid’s powered-land-first model targets approximately 65 MW of first-phase capacity in Bathurst, Birtle, and Medicine Hat, positioned to host high-performance computing on timelines the grid cannot match.

Hong Kong — June 23, 2026 — ROMA Green Finance Limited (Nasdaq: ROMA) (“ROMA” or the “Company”) today announced that it has entered into a non-binding letter of intent to acquire a five percent (5%) equity interest in NXTGrid Compute Power Inc. (“NXTGrid”) for total consideration of US$15 million. The investment is ROMA’s second cornerstone position in artificial intelligence and high-performance computing (“AI/HPC”) infrastructure, following the Company’s previously announced US$15 million cornerstone investment in the BlueFlare group. Together, these positions form the foundation of a deliberate, capital-disciplined program to build direct exposure to owned, energized compute infrastructure.

ROMA’s thesis is straightforward: the binding constraint on the AI buildout is not chips or demand, but available power and time-to-energization. NXTGrid is purpose-built for that constraint. As a developer of powered land, NXTGrid secures and owns sites with committed power ahead of demand — converting them into energization-ready capacity that can host high-performance computing far faster than conventional, grid-queue-dependent development.

NXTGrid expects to own and energize sites in Bathurst, Birtle, and Medicine Hat, representing approximately 65 megawatts (MW) of first-phase capacity targeted to be powered before the end of 2026 — a concrete, near-term milestone rather than a long-dated ambition. NXTGrid intends for this initial phase to anchor a broader portfolio of distributed, owned powered-land sites across Canada.

The NXTGrid position complements ROMA’s investment in the BlueFlare group and advances the Company’s stated strategy of allocating capital toward powered land, behind-the-meter generation, and high-density compute assets positioned to serve accelerating AI/HPC demand. ROMA intends to pursue this program on a staged, disciplined basis, prioritizing cornerstone positions in scarce, deployable infrastructure.

“Powered, ready-to-energize land is the scarcest asset in the AI economy, and ROMA is assembling direct exposure to it,” said Claire Luk, Chief Executive Officer of ROMA Green Finance Limited. “NXTGrid’s 65-megawatt first phase, targeted to be energized this year, is exactly the kind of concrete, near-term capacity we want anchoring our platform. Paired with our BlueFlare position, it gives ROMA two complementary cornerstones in a single, coherent AI/HPC infrastructure strategy.”

“ROMA’s cornerstone backing validates our powered-land-first model and accelerates our path to energization,” said Craig Mataczynski, CEO of NXTGrid Compute Power Inc. “Our focus is simple: own the land, secure the power, and be ready to host high-performance compute before the grid can. We are driving our Bathurst, Birtle, and Medicine Hat sites toward powered, year-end-2026 capacity.”

The proposed investment is non-binding and remains subject to satisfactory completion of due diligence and the negotiation and execution of definitive agreements; there can be no assurance that the transaction will be completed on the terms described, or at all. ROMA intends to provide further detail regarding the transaction and its broader AI/HPC infrastructure strategy in subsequent disclosures.

About NXTGrid Compute Power Inc.

NXTGrid Compute Power Inc. is a developer of powered land for artificial intelligence, high-performance computing, and other high-density compute workloads. NXTGrid secures and owns land with committed power ahead of demand, delivering energization-ready sites positioned to host compute on timelines that grid-connected development cannot match.

About ROMA Green Finance Limited

Roma Green Finance Limited (Nasdaq: ROMA) is a Cayman Islands holding company that, through its operating subsidiaries based in Hong Kong and Singapore, provides ESG, corporate governance and risk management, and sustainability and climate-change related advisory services. The Company’s services include sustainability strategy advisory, ESG reporting, climate-change strategies and solutions, environmental compliance audit, ESG rating support, shareholder communication, and education and training. ROMA is pursuing direct exposure to AI/HPC and digital infrastructure assets, including powered land, behind-the-meter generation, and high-density compute. ROMA’s ordinary shares trade on the Nasdaq Capital Market under the symbol “ROMA.” Additional information is available at www.romaesg.com.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the anticipated benefits and completion of ROMA’s investment in NXTGrid Compute Power Inc.; NXTGrid’s expected ownership, development, financing, energization, and timing of sites in Bathurst, Birtle, and Medicine Hat; the approximately 65 MW of first-phase capacity and its targeted energization before the end of 2026; NXTGrid’s broader powered-land portfolio plans; ROMA’s broader AI/HPC platform and capital-allocation strategy; and ROMA’s investment in the BlueFlare group. Words such as “expects,” “targets,” “intends,” “plans,” “believes,” “anticipates,” “will,” and similar expressions identify forward-looking statements.

These statements are based on current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including but not limited to: the failure to finalize, perform, or close definitive agreements (including the NXTGrid investment described herein); ROMA’s ability to obtain or arrange the capital required to fund its investments and execute its strategy, and the terms on which any such capital may be available; NXTGrid’s ability to acquire or control the targeted sites, secure power, obtain permits, finance, construct, and energize capacity on the expected timeline (including before the end of 2026) or at all; the risk that first-phase capacity differs from approximately 65 MW; and regulatory, market, and economic conditions, as well as other risks described in ROMA’s filings with and submissions to the U.S. Securities and Exchange Commission. There is no assurance that any site, capacity, energization timeline, financing, or anticipated benefit described herein will be realized. ROMA undertakes no obligation to update any forward-looking statement except as required by law.

Investor & Media Contacts

ROMA Green Finance Limited

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Source: ROMA Green Finance Limited. The material terms of this transaction are expected to be furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.

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